FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 31, 2008

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 31, 2008 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Freddie Liu, Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD-QUARTER OF 2008

Taipei, Taiwan, R.O.C., October 31, 2008 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenues1 of NT$25,815 million for the third quarter of 2008 (3Q08), down 7% year-over-year and up 1% sequentially.  Net income for the quarter totaled NT$2,212 million, down from NT$4,225 million in 3Q07 and down from NT$2,412 million in 2Q08.  Diluted earnings per share for the quarter was NT$0.41 (or US$0.066 per ADS), compared to NT$0.76 for 3Q07 and NT$0.42 for 2Q08.

RESULTS OF OPERATIONS

3Q08 Results Highlights
●
Net revenue contribution from IC packaging operations (including module assembly), testing operations, and substrates sold to third parties was NT$20,127 million, NT$5,195 million and NT$493 million, respectively, and each represented approximately 78%, 20% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$19,186 million, down 1% year-over-year and up 1% sequentially.

-	As a percentage of total net revenues, cost of revenues was 74% in 3Q08, up from 70% in 3Q07 and down from 75% in 2Q08.

-	Raw material cost totaled NT$7,370 million during the quarter, representing 29% of total net revenues, compared with NT$7,695 million and 30% of net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,169 million during the quarter, up 2% year-over-year and up 5% sequentially.

●
Total operating expenses during 3Q08 were NT$2,733 million, including NT$925 million in R&D and NT$1,808 million in SG&A, compared with operating expenses of NT$2,928 million in 2Q08.  The sequential decrease was primarily attributable to bonuses paid to employees and compensation to directors and supervisors of one of our subsidiaries in 2Q08.  Total operating expenses as a percentage of net revenues for the current quarter were 11%, up from 8% in 3Q07 and relatively unchanged compared to 2Q08.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

1

●	Operating profit for the quarter totaled NT$3,896 million, up from NT$3,584 million in the previous quarter. Operating margin increased to 15% in 3Q08 from 14% in 2Q8.

●	In terms of non-operating items:

-	Net interest expense was NT$421 million, up from NT$268 million a quarter ago primarily due to an increase in total bank loans.

-	Net exchange loss of NT$146 million was primarily attributable to exchange losses from the appreciation of the the U.S. dollar against the N.T. dollar.

-	Gain on equity-method investment of NT$69 million was primarily attributable to investment gain of NT$44 million from USI and investment gain of NT$27 million from Hung Ching Construction.

-
Other non-operating expenses of NT$244 million were primarily related to valuation loss from financial assets and loss from inventory provision adjustment. Together with other non-operating expenses, total non-operating expenses for the quarter were NT$742 million, compared to NT$280 million for 3Q07 and NT$22 million for 2Q08.

●
Income before tax was NT$3,154 million for 3Q08, compared with NT$3,562 million in the previous quarter.  We recorded an income tax expense of NT$777 million during the quarter, compared with an income tax expense of NT$779 million in 2Q08.  Minority interest was NT$165 million for 3Q08, down from NT$371 million in the previous quarter, primarily due to the completion of the ASE Test privatization transaction at the end of May.

●	In 3Q08, net income was NT$2,212 million, compared to net income of NT$4,225 million for 3Q07 and NT$2,412 million for 2Q08.

●
Our total number of shares outstanding at the end of the quarter was 5,681,934,764 shares, including treasury stock.  Our diluted EPS for 3Q08 was NT$0.41, or US$0.066 per ADS, based on 5,403,832,355 weighted average number of shares outstanding in 3Q08.

LIQUIDITY AND CAPITAL RESOURCES
●	As of September 30, 2008, our cash and other financial assets totaled NT$28,485 million, compared to NT$32,648 million as of June 30, 2008.

●	Capital expenditures in 3Q08 totaled US$98 million, of which US$53 million was used for IC packaging and US$45 million was used for testing.

●
As of September 30, 2008, we had total bank debts of NT$66,367 million, compared to NT$64,687 million as of June 30, 2008.  Total bank debts consisted of NT$10,956 million of revolving working capital loans, NT$2,958 million of the current portion of long-term debts, NT$1,375 million of current portion of bonds payable and NT$51,078 million of long-term debts.  Total unused credit lines were NT$68,732 million.

●	Current ratio as of September 30, 2008 was 1.62, compared to 1.24 as of June 30, 2008. Net debt to equity ratio was 0.51 as of September 30, 2008.

●	Total number of employees was 30,511 as of September 30, 2008.

2

BUSINESS REVIEW

IC Packaging Services2
●	Net revenues generated from our IC packaging operations were NT$20,127 million during the quarter, down NT$1,517 million, or 7% year-over-year, and up NT$94 million, or 1% sequentially.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 89% of total IC packaging net revenues during the quarter, which equaled to the previous quarter.

●	Gross margin for our IC packaging operations was 21%, down 5% year-over-year and unchanged sequentially.

●
Capital expenditures for our IC packaging operations amounted to US$53 million during the quarter, of which US$39 million was used for wirebonding packaging capacity and US$14 million was used for wafer bumping and flip chip packaging equipment.

●	As of September 30, 2008, there were 8,436 wirebonders in operation. 17 wirebonders were added and 7 wirebonders were disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 15% of total packaging net revenues, up 2 percentage points from the previous quarter.

Testing Services
●	Net revenues generated from our testing operations were NT$5,195 million, down NT$87 million, or 2% year-over-year, and up NT$93 million, or 2% sequentially.

●
Final testing contributed 80% to total testing net revenues, and was up 2% from the previous quarter.  Wafer sort contributed 18% to total testing net revenues, down 1 percentage point from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, down 1 percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,593 million, down from NT$1,517 million in 3Q07 and up from NT$1,475 million in 2Q08.

●	In 3Q08, gross margin for our testing operations was 36%, down 5 percentage points year-over-year and down 2 percentage points sequentially.

●	Capital spending on our testing operations amounted to US$45 million during the quarter.

●	As of September 30, 2008, there were 1,638 testers in operation. 71 testers were added and 55 testers were disposed of during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,281 million for the quarter, down NT$331 million, or 13% year-over-year, and up NT$120 million, or 6% from the previous quarter.  Of the total output of NT$2,281 million, NT$493 million was from sales to external customers.

●	Gross margin for substrate operations was 20% during the quarter, down 4 percentage points year-over-year and up 5 percentage points from the previous quarter.

●	In 3Q08, the Company’s internal substrate manufacturing operations supplied 62% (by value) of our total substrate requirements.

●	As of September 30, 2008, the Company’s PBGA capacity was 52 million units per month.

Customers
●
Our five largest customers together accounted for approximately 27% of our total net revenues in 3Q08, compared to 26% in 3Q07 and 28% in 2Q08.  No single customer accounted for more than 10% of our total net revenues.

2 IC packaging services include module assembly services.

3

●	Our top 10 customers contributed 46% of our total net revenues during the quarter, compared to 43% in 3Q07 and 47% in 2Q08.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 40% of our total net revenues during the quarter, compared to 39% in 3Q07 and 41% in 2Q08.

About ASE,  Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., MediaTek Inc., NEC Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  We were not involved in the preparation of these projections.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the PRC; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 30, 2008, as amended.

4

Supplemental Financial Information

Consolidated Operations
Amounts in NT$ Millions	3Q/08	2Q/08	3Q/07
Net Revenues Revenues by End Application	25,815	25,610	27,733

Communication	44%	45%	44%
Computer	23%	24%	22%
Automotive and Consumer	33%	31%	33%
Others	0%	0%	1%
Revenues by Region
North America	55%	53%	49%
Europe	15%	13%	13%
Taiwan	18%	22%	22%
Japan	9%	8%	8%
Other Asia	3%	4%	8%

IC Packaging Services
Amounts in NT$ Millions	3Q/08	2Q/08	3Q/07
Net Revenues Revenues by Packaging Type	20,127	20,033	21,644

Advanced substrate & leadframe based	89%	89%	88%
Traditional leadframe based	4%	4%	4%
Module assembly	4%	4%	5%
Others	3%	3%	3%
Capacity
CapEx (US$ Millions) *	53	71	83
Number of Wirebonders	8,436	8,426	7,649

Testing Services
Amounts in NT$ Millions	3Q/08	2Q/08	3Q/07
Net Revenues Revenues by Testing Type	5,195	5,102	5,282

Final test	80%	78%	76%
Wafer sort	18%	19%	21%
Engineering test	2%	3%	3%
Capacity
CapEx (US$ Millions) *	45	56	55
Number of Testers	1,638	1,622	1,580

* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2008	Jun. 30 2008	Sep. 30 2007	Sep. 30 2008	Sep. 30 2007
Net revenues:
IC Packaging	20,127	20,033	21,644	59,387	55,956
Testing	5,195	5,102	5,282	15,191	14,331
Others	493	475	807	1,541	1,901
Total net revenues	25,815	25,610	27,733	76,119	72,188

Cost of revenues	19,186	19,098	19,303	56,790	52,358
Gross profit	6,629	6,512	8,430	19,329	19,830

Operating expenses:
Research and development	925	980	748	3,002	2,157
Selling, general and administrative	1,808	1,948	1,573	5,495	4,905
Total operating expenses	2,733	2,928	2,321	8,497	7,062
Operating income	3,896	3,584	6,109	10,832	12,768

Net non-operating (income) expenses:
Interest expenses - net	421	268	273	964	932
Foreign exchange gain	146	(294)	(39)	(449)	(205)
Gain on equity-method investment	(69)	(28)	(111)	(202)	(250)
Others	244	76	157	520	595
Total non-operating expenses	742	22	280	833	1,072
Income before tax	3,154	3,562	5,829	9,999	11,696

Income tax expense	777	779	1,008	1,968	2,193
Income from continuing operations and before minor interest	2,377	2,783	4,821	8,031	9,503
Minority interest	165	371	596	1,071	1,042

Net income	2,212	2,412	4,225	6,960	8,461

Per share data:
Earnings (loss) per share
– Basic	NT$0.41	NT$0.44	NT$0.78	NT$1.29	NT$1.57
– Diluted	NT$0.41	NT$0.42	NT$0.76	NT$1.26	NT$1.53

Earnings (loss) per equivalent ADS
– Basic	US$0.067	US$0.073	US$0.119	US$0.207	US$0.238
– Diluted	US$0.066	US$0.070	US$0.116	US$0.203	US$0.232

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,403,832	5,663,514	5,596,982	5,489,339	5,617,306

Exchange rate (NT$ per US$1)	30.95	30.36	32.86	31.02	32.91

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Sep. 30, 2008	As of Jun. 30, 2008
Current assets:
Cash and cash equivalents	26,728	23,305
Financial assets – current	1,757	9,343
Notes and accounts receivable	17,875	17,633
Inventories	5,808	5,598
Others	3,423	3,232
Total current assets	55,591	59,111

Financial assets – non current	4,554	4,568
Properties – net	84,953	82,965
Others	16,827	17,676
Total assets	161,925	164,320

Current liabilities:
Short-term debts – revolving credit	10,956	12,906
Short-term debts – current portion of long-term debts	2,958	5,712
Short-term debts – current portion of bonds payable	1,375	1,375
Notes and accounts payable	8,868	8,339
Others	10,077	19,492
Total current liabilities	34,234	47,824

Long-term debts	51,078	40,663
Long-term bonds payable	0	4,031
Other liabilities	2,938	2,808
Total liabilities	88,250	95,326

Minority interest	2,843	2,980

Shareholders’ equity	70,832	66,014
Total liabilities & shareholders’ equity	161,925	164,320

Current Ratio	1.62	1.24
Net Debt to Equity	0.51	0.46